SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2017
Commission File Number: 1-14858
CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐  Form 20-F        ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes       ☒  No

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Enclosure: Press Release concerning results dated February 1, 2017.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 333-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI reports strong Q1 results
Accelerating organic growth and margin expansion driven by demand for digital
Q1-F2017 year-over-year highlights

•	Revenue of $2.7 billion, up 3.7% in constant currency;

•	Adjusted EBIT of $396.7 million, up 3.3%;

•	Adjusted EBIT margin of 14.8%, up 50 basis points;

•	Net earnings of $275.7 million, up 16.0%;

•	Net earnings margin of 10.3%, up 140 basis points;

•	Diluted EPS of 89 cents, up 18.7%;

•	Diluted EPS excluding specific items* of 90 cents, up 7.1%;

•	Bookings of $3.0 billion, or 110.7% of revenue;

•	Backlog of $21.0 billion;

•	Cash provided by operating activities of $349.7 million or 13.1% of revenue;

•	Return on equity of 17.7%.

*Specific items in Q1-F2017:$1.9 million in integration-related costs net of tax. Specific items in Q1-F2016: $21.2 million in restructuring costs net of tax and a $5.9 million tax adjustment.

Note: All figures in Canadian dollars. Q1-F2017 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)

Montréal, Quebec, February 1, 2017 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2017 first quarter revenue of $2.7 billion, stable compared with last year as foreign exchange fluctuations negatively impacted revenue by $107.0 million. On a constant currency basis, revenue grew by 3.7%.
Adjusted EBIT increased to $396.7 million, representing a margin of 14.8%, compared with $384.1 million, or 14.3% in Q1-F2016.
Net earnings increased to $275.7 million in Q1-F2017, compared with $237.7 million in the year ago period. Earnings per diluted share were 89 cents, an increase of 18.7% compared with 75 cents last year.
Net earnings excluding specific items were $277.6 million or 10.4% of revenue, compared with $264.9 million last year. When excluding specific items, earnings per diluted share were 90 cents, an improvement from 84 cents last year.

Bookings amounted to $3.0 billion in contract awards or 110.7% of revenue. On a trailing twelve month basis, total awards were $11.5 billion, or 107.7% of revenue. At the end of December, the Company’s backlog stood at $21.0 billion.
Cash generated from operating activities was $349.7 million or 13.1% of revenue, compared with $328.2 million in the year ago period. Over the last twelve months, the Company has generated $1.4 billion or $4.36 in cash per diluted share.

In millions of Canadian dollars except earnings per share and where noted
	Q1-F2017	Q1-F2016
Revenue	2,675.7	2,683.7
Adjusted EBIT Margin	396.7 14.8%	384.1 14.3%
Net earnings	275.7	237.7
Margin	10.3%	8.9%
Earnings per share (diluted)	0.89	0.75
Net earnings excluding specific items*	277.6	264.9
Margin	10.4%	9.9%
Earnings per share (diluted) excluding specific items*	0.90	0.84
Weighted average number of outstanding shares (diluted)	309,283,481	316,244,857
Net finance costs	18.5	20.1
Net debt	1,491.7	1,573.7
Net debt to capitalization ratio	18.2%	18.3%
Cash provided by operating activities	349.7	328.2
Days sales outstanding (DSO)	44	44
Return on invested capital (ROIC)	14.6%	14.5%
Return on equity (ROE)	17.7%	16.9%
Bookings	2,962.0	3,198.6
Backlog	20,974.8	21,504.7

*Specific items in Q1-F2017: $1.9 million in integration-related costs net of tax. Specific items in Q1-F2016: $21.2 million in restructuring costs net of tax and a $5.9 million tax adjustment.

“We are off to a great start in 2017, delivering strong Q1 results driven by the rapid shift to digital that is taking place,” said George D. Schindler, President and Chief Executive Officer. “Our full breadth of offerings and end-to-end capabilities are bringing the innovation, expertise and scale required to enable our clients to advance their operations.”
At the end of December 2016, the Company had approximately $1.8 billion in available cash and unused credit facilities. Net debt was $1.5 billion, representing a year-over-year reduction of $82 million. As a result, the net debt to capitalization ratio was stable at 18.2%.
Normal Course Issuer Bid
On February 1, 2017 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 21.19 million shares during the next year, subject to acceptance by the Toronto Stock Exchange.
Q1-F2017 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 866-223-7781 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Fiscal 2016 Annual General Meeting of Shareholders
This morning at 11:00 a.m. Eastern time, the Company will hold its Annual General Meeting of Shareholders at the Ritz-Carlton Hotel in Montreal. The meeting, as well as the question and answer session that follows will be broadcast live via cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: cgi.com.
Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified or incorporated by reference in this press release, in CGI’s annual and/or quarterly Management’s Discussion and Analysis and in other public disclosure documents filed with the Canadian securities authorities (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
For more information
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com

+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: February 1, 2017	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President, Chief Legal
Officer and Corporate Secretary